UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  || Form 10-K |_| Form 20-F |_| Form 11-K  |X| Form 10-Q |_| Form N-SAR

     For Period Ended: June 30, 2008

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

LBO Capital Corp.

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Full Name of Registrant

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Former Name if Applicable

23399 Commerce Drive, Suite B-1

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Address of Principal Executive Office (Street and Number)

Farmington Hills, MI  48335

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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or  portion thereof, will be filed on or before the fifteenth  calendar day following  the  prescribed  due date;  or the calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

 (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

portion thereof,  will be filed on or before the fifteenth  calendar day following the  prescribed

(Attach Extra Sheets if Needed)

Management is unable to file a timely Quarterly Report on Form 10-Q because it has not completed the Company’s financial statements for the quarter ending June 30, 2008.
Financial accounting and reporting treatment related to fair value based method of accounting for stock-based employee compensation plans entailed significant complexities and required a substantial amount of time and resources. Management is committed to devoting all resources necessary to complete the Company’s financial statements, and anticipates that completion of our Quarterly Report on Form 10-Q   for the quarter ended June 30, 2008 will occur within the next five (5) calendar days.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this Notification

 Thomas W. Itin                   248                      994-0099

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     (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of   the Securities Exchange Act of 1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that  the  registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes  |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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LBO Capital Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 08/15/08       By  /s/Thomas W. Itin

                              Name:  Thomas W. Itin

                              Title:    Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the Registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the  General Rules and Regulations under the Securities  Exchange Act     of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4. Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly  furnished. The form shall be clearly identified as an amended notification.

5. Electronic  Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either     Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T  (ss.232.13(b) of this chapter).